777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com
November 1, 2024
Via EDGAR System
Shandy Pumphrey
Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, D.C.  20549
Re:	Intrepid Capital Management Funds Trust (File Nos. 333-282272 and 811-21625)
Registration Statement on Form N‑14, as filed on September 20, 2024
Ladies and Gentlemen:
On behalf of our client, Intrepid Capital Management Funds Trust (the “Registrant”), set forth below is the Registrant’s response, on behalf of the Intrepid Small Cap Fund and the Intrepid Capital Fund (each a “Fund” or, collectively, the “Funds”), to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statement referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Registrant’s responses (in regular type).  Accompanying this letter is a redline showing the changes made to the registration statement.
Defined terms used herein that are not otherwise defined shall have the meaning assigned to them in the Registration Statement.  If the Staff would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1.
When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.  Please ensure that a response letter is filed via EDGAR, in addition to filing the amended Registration Statement that reflects changes made to address the Staff’s comments.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.  The Fund will file this response letter via EDGAR, in addition to filing the amended Registration Statement that reflects changes made to address the Staff’s comments.
2.
The filing states that the Adviser will pay for the expenses of the Acquisition.  Please confirm that this is true regardless of whether the reorganization is completed, and disclose whether the Adviser will be reimbursed.  Also, please disclose who will pay for trading costs.

Response:  The Adviser will pay regardless of whether the reorganization is completed, and will not be reimbursed.  The trading costs will be borne by the Funds.  The revised disclosure is below:
“The expenses of the Acquisition will be borne by the Adviser regardless of whether the Acquisition is consummated, and the Adviser will not be reimbursed for any such expenses.

AUSTIN  |  BOSTON  |  BRUSSELS  |  CHICAGO  |  DALLAS  |  DENVER  |  DETROIT  |  HOUSTON  |  JACKSONVILLE  |  LOS ANGELES  | MADISON  |  MEXICO CITY  |  MIAMI  |  MILWAUKEE  |  NEW YORK  |  ORLANDO  |  RALEIGH  |  SACRAMENTO  |  SALT LAKE CITY | SAN DIEGO  |  SAN FRANCISCO  |  SILICON VALLEY  |  TALLAHASSEE  |  TAMPA  |  TOKYO  |  WASHINGTON, D.C.

Following the Acquisition, the Adviser anticipates that approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into fixed income securities, and approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into equity securities not currently held by the Small Cap Fund. The Adviser is currently evaluating which positions it intends to hold or sell after the Acquisition.  The Adviser believes that the capital loss carryforwards of the Intrepid Capital Fund will be sufficient to absorb any realized gains generated by repositioning trades following the Acquisition without triggering a capital gain distribution. The Fund, and not the Adviser, will pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that will result from the Intrepid Capital Fund rebalancing its portfolio following the Acquisition.  The Adviser does not expect the trading costs to be material.”
3.	Please ensure that all incorporated documents are hyperlinked in the filing. And ensure that the 1933 Act File No. is included.
Response:  The Adviser will ensure that all incorporated documents are hyperlinked in the filing.  The revised disclosure is below:
•	The current prospectus of the Intrepid Small Cap Fund and the Intrepid Capital Fund, dated January 31, 2024 (SEC Accession No. 0000894189-24-000504 and 1933 Act File No. 333-118634).
•
The current Statement of Additional Information of the Intrepid Small Cap Fund and the Intrepid Capital Fund, dated January 31, 2024 (SEC Accession No. 0000894189-24-000504 and 1933 Act File No. 333-118634).

•
The current Annual Report of the Intrepid Small Cap Fund and the Intrepid Capital Fund, for the fiscal year ended September 30, 2023 (SEC Accession No. 0000898531-23-000451 and 1940 Act File No. 811-21625).

•
The current Semi-Annual Report o of the Intrepid Small Cap Fund and the Intrepid Capital Fund, for the reporting period ended March 31, 2024 (SEC Accession No. 0000898531-24-000232 and 1940 Act File No. 811-21625).

4.	Consider disclosing the aggregate cost of the reorganization.
Response:  The Funds have considered disclosing the aggregate cost of the reorganization in the filing.  The Funds respectfully note that they have determined not to disclose the aggregate cost because they do not believe this material to Fund shareholders in light of the fact that the Adviser will bear these costs, and will not receive reimbursement for any such costs.
5.
Confirm that the Acquisition does not require shareholder approval in accordance with Rule 17a-8 of the Investment Company Act, and confirm that all conditions of Rule 17a-8 will be satisfied upon closing.  And please describe the basis in state law and governing documents that shareholder approval is not required.

Response:  We confirm that no shareholder vote is required by Rule 17a-8 under the Investment Company Act because (1) the Funds have virtually identical investment advisory contracts; (2) the

Funds have the same disinterested directors; (3) no policy of the Small Cap Fund that under Section 13 of Investment Company Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the Capital Fund; and (4) the Funds have the same distribution fees.  All conditions of Rule 17a-8 will be satisfied upon closing of the Acquisition.
The company is a Delaware statutory trust, and the Delaware statutory trust law does not require a shareholder vote in connection with the merger.  Further, the Registrant’s charter documents do not contain provisions that require shareholder approval for the Acquisition.
6.
Please enhance the disclosure regarding the potential shareholder benefits and Board considerations.  Supplementally, please explain if the Reorganization will impact the fees and expenses paid by the acquiring fund.

Response:  See the revised disclosure below.  The Reorganization is expected to result in lower fees and expenses being paid by the acquiring fund.
“The Funds’ investment adviser, Intrepid Capital Management, Inc. (the “Adviser”), recommended that the Trustees approve the Plan.  The Trustees considered the factors discussed below, among others, from the point of view of the interests of the shareholders of both Funds.  After careful consideration, the Trustees (including all Trustees who are not “interested persons” of the Funds, the Adviser or its affiliates) determined that Reorganization would be in the best interests of both Funds and that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganization.  The Trustees have unanimously approved the Plan.
The Trustees considered, among other things:
•
Potential shareholder benefits, including the fact that the pro forma total annual fund operating expenses of the combined Fund is expected to be lower than the current total annual fund operating expenses of the Intrepid Small Cap Fund. The Trustees reviewed the estimated pro forma total annual fund operating expenses, concluding that the Reorganization is expected to lower total annual fund operating expenses for the shareholders of the Intrepid Small Cap Fund and the Intrepid Capital Fund. The Trustees noted that there is an expiring expense limitation for the Investor Class shares of the Intrepid Small Cap Fund that provides for lower net total annual fund operating expenses versus the pro forma combined Fund, but noted that it expires on January 31, 2025, and concluded that the shareholders of the Investor Class shares of the Intrepid Small Cap Fund would still benefit from lower total annual fund operating expense going forward.

•
The current asset level of the Funds and the combined pro forma asset level of the combined Fund. The Trustees concluded that by combining with the Intrepid Capital Fund, it is expected that the shareholders of both Funds will experience a decrease in total annual fund operating expenses, with both Funds benefitting from higher asset levels and lower total annual fund operating expenses.

•
The historical performance of the Funds. Both Funds have had positive performance, but the performance of the Intrepid Capital Fund has generally been better or comparable to that of the Intrepid Small Cap Fund’s performance over the reported periods. And the Trustees concluded that the Intrepid Small Cap Fund’s shareholders are expected to benefit from both lower total annual fund operating expenses and the potential for improved performance.

•
The investment objective and principal investment strategies of the Funds. The Trustees concluded that the Funds have similar investment objectives and principal investment strategies, and that the Reorganization will provide the Intrepid Small Cap Fund’s shareholders with a similar investment opportunity that has lower total annual fund operating expenses.

•
The Plan and the terms and conditions of the Reorganization. The Trustees concluded that the terms and conditions of the Reorganization are fair and reasonable for both of the Funds, noting that the Adviser will bear the costs of the Reorganization, which is beneficial for both of the Funds.”

7.
You disclose that no sales charges will be imposed on the shares of the Intrepid Capital Fund issued in connection with the Reorganization.  Please enhance the disclosure to indicate what impact there will be to the Intrepid Capital Fund.

Response:  See the revised disclosure below.
“No sales charges will be imposed on the shares of the Intrepid Capital Fund issued in connection with the Reorganization. As noted above, it is expected that the shareholders of Intrepid Capital Fund will experience a decrease in total annual operating expenses, with both Funds benefitting from higher asset levels and lower annual operating expenses.
8.	In the section on “Investment Advisory Services” please provide more details on how the Reorganization will benefit shareholders.
Response:  See the revised disclosure below.
“Intrepid Capital Management, Inc., 1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida 32250, serves as the investment adviser to both of the Funds.  The Intrepid Small Cap Fund pays the Adviser a monthly management fee based on its average daily net assets at the annual rate of 1.00% on the first $500 million of the Fund’s average daily net assets and 0.80% of the Fund’s average daily net assets in excess of $500 million. The Intrepid Capital Fund pays the Adviser a monthly management fee based on its average daily net assets at the annual rate of 1.00% on the first $500 million of the Fund’s average daily net assets and 0.80% of the Fund’s average daily net assets in excess of $500 million.
The Adviser performs substantially the same services for both of the Funds, and it is anticipated that following the Reorganization there will be no decrease in the performance level of the Adviser’s services. It is expected that the Adviser, which will benefit from the elimination of separate monitoring and administration of the Intrepid Small Cap Fund, will be able to concentrate more fully on the growth of the Intrepid Capital Fund, which is expected to have better near-term and long-term prospects for growth.”

9.
If there will be repositioning in connection with the Acquisition, before or after, please disclose the percentage of the Intrepid Small Cap Fund’s portfolio to be sold along with an estimate of the cost of such sales in dollars, and also disclose an estimate of the capital gains distribution resulting from such sales in dollars.  Provide this disclosure in the Prospectus and Statement of Additional Information.  Quantify the portion of the securities of the Intrepid Small Cap Fund that will be rebalanced, and disclose information about the rebalancing in Question 5 of the Questions and Answers.  In some parts of the disclosure it suggests that there will be no repositioning, but suggests the opposite in other parts.  Please reconcile the disclosure.  Also, please update capital loss carryforwards as of the most recent date practicable.

Response:  The Adviser does not anticipate making any material repositioning changes in the Intrepid Small Cap Fund prior to and in connection with the Acquisition.  After the Acquisition, it is expected that approximately 25-35% of the holdings will be sold and re-invested into fixed income securities, and approximately 30-40% of the holdings will be sold and re-invested into equity securities not held by the Small Cap Fund at the time of the Acquisition.  The Adviser is currently evaluating which positions it intends to hold or sell after the Acquisition.  As of October 21, 2024, the Intrepid Small Cap Fund had an unrealized capital gain of $13.1 million, implying the realization of approximately $7.2 - $9.8 million of capital gains if sales were executed ratably across the portfolio.  The Intrepid Capital Fund had capital loss carryforwards totaling $20.1 million as of September 30, 2024, which the Adviser believes will be sufficient to absorb any realized gains generated by repositioning trades following the Acquisition without triggering a capital gain distribution.  Changes in positioning and related tax impacts are good faith estimates that are subject to change based on shifts in market conditions or the judgement of the Adviser.
Disclosure has been revised as follows:
•	“Question 5: Who will bear the expenses of the Acquisition?
Answer:  The expenses of the Acquisition will be borne by the Adviser regardless of whether the Acquisition is consummated, and the Adviser will not be reimbursed for any such expenses. Following the Acquisition, the Adviser anticipates that approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into fixed income securities, and approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into equity securities not currently held by the Small Cap Fund. The Adviser is currently evaluating which positions it intends to hold or sell after the Acquisition.  The Adviser believes that the capital loss carryforwards of the Intrepid Capital Fund will be sufficient to absorb any realized gains generated by repositioning trades following the Acquisition without triggering a capital gain distribution. The Fund, and not the Adviser, will pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that will result from the Intrepid Capital Fund rebalancing its portfolio following the Acquisition.  The Adviser does not expect the trading costs to be material.”
•
“At September 30, 2024, the Intrepid Small Cap Fund had long-term tax basis capital losses of $0 and short-term unlimited tax basis capital losses of $58,860, and short-term limited tax basis capital losses of $45,766 which may be carried forward to offset future capital gains. To the extent that the Intrepid Small Cap Fund may realize future net capital gains, those gains will be offset by any of its unused capital loss carryforwards. These losses do not expire.

At September 30, 2024, the Intrepid Capital Fund had long-term tax basis capital losses of $4,478,819 and short-term unlimited tax basis capital losses of $15,877,929, and short-term limited tax basis capital losses of $0.”

•
“It is not anticipated that a substantial portion of the securities held by the Intrepid Small Cap Fund will be sold prior to the Reorganization to rebalance it and align the securities portfolio of the Intrepid Small Cap Fund with the securities portfolio of the Intrepid Capital Fund.  Any such rebalancing could result in additional portfolio transaction costs to the Intrepid Small Cap Fund and increased taxable distributions to shareholders of the Intrepid Small Cap Fund. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Intrepid Small Cap Fund’s basis in such assets.  Any net realized capital gain from sales that occur prior to the Reorganization will be distributed to the Intrepid Small Cap Fund’s shareholders as capital gain distributions (to the extent of the excess of net long-term capital gain over net short-term capital loss) and/or ordinary dividends (to the extent of the excess of net short-term capital gain over net long-term capital loss) during or with respect to the year of sale (after reduction by any available capital loss carryovers), and such distributions will be taxable to shareholders.  This portfolio turnover would be in addition to the portfolio turnover that would be experienced by the Intrepid Capital Fund following the Reorganization in connection with its normal investment operations.

As noted above, the Adviser does not anticipate making any material repositioning changes in the Intrepid Small Cap Fund prior to and in connection with the Reorganization.  After the Reorganization, it is expected that approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into fixed income securities, and approximately 30% of the holdings of the Intrepid Small Cap Fund will be sold and re-invested into equity securities not currently held by the Small Cap Fund at the time of the Acquisition. The Adviser is currently evaluating which positions it intends to hold or sell after the Reorganization. As of October 21, 2024, the Intrepid Small Cap Fund had an unrealized capital gain of $13.1 million, implying the realization of approximately $7.2 - $9.8 million of capital gains if sales were executed ratably across the portfolio. The Intrepid Capital Fund had capital loss carryforwards totaling $20.1 million as of September 30, 2024, which the Adviser believes will be sufficient to absorb any realized gains generated by repositioning trades following the Reorganization without triggering a capital gain distribution.  Changes in positioning and related tax impacts are good faith estimates that are subject to change based on shifts in market conditions or the judgement of the Adviser.”
10.
Please (a) clarify whether the surviving fund, the Intrepid Capital Fund, will have the same breakpoint going forward; (b) ensure all references to high yield securities include a reference to these being known as junk bonds; and (c) clearly state in Question 1 of the Questions and Answers that shareholders are receiving the document because they are shareholders in the Intrepid Small Cap Fund.

Response:  We confirm that both of the Funds have the same breakpoint, and the surviving fund will continue to have the same breakpoint going forward.  As requested, the disclosure has been revised to reference junk bonds where there are references to high yield securities.  As requested, the disclosure has been revised in Question 1 to clearly state that shareholders are being sent the document because they are shareholders in the Intrepid Small Cap Fund.  See revised disclosure below.
“The Intrepid Small Cap Fund pays the Adviser a monthly management fee based on its average daily net assets at the annual rate of 1.00% on the first $500 million of the Fund’s average daily net assets and 0.80% of the Fund’s average daily net assets in excess of $500 million. The Intrepid Capital Fund pays the Adviser a monthly management fee based on its average daily net assets at the annual rate of 1.00% on the first $500 million of the Fund’s average daily net assets and 0.80% of the Fund’s average daily net assets in excess of $500 million.”
11.	Please clarify in the narrative disclosure that the Investor Class shares have a 12b-1 fee.
Response:  The Funds have revised the disclosure accordingly.  See below.
“Purchases and sales (redemptions) of shares of both the Funds are made at the NAV per share next determined after receipt of a complete and accurate purchase or redemption order by the Funds’ transfer agent.  Each of the Funds has a distribution and service (12b-1) fee of 0.25% for Investor Class shares, and no such fee for Institutional Class shares. A redemption fee of 2.00% of the amount of the redemption is generally applicable for shares held thirty (30) days or less. The redemption fee for the Intrepid Small Cap Fund is waived in light of the proposed Reorganization.”

12.	Please revise the disclosure to clarify the redemption fee for the Funds, and include the redemption fee in the fee table.
Response:  The Funds have revised the disclosure accordingly.  See below.
Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None
Redemption Fee(1)(as a percentage of amount redeemed on shares held for 30 days or less)	2.00%
Exchange Fee (as a percentage of amount exchanged on shares held for 30 days or less)	2.00%
(1)	The redemption fee for the Intrepid Small Cap Fund is waived in light of the proposed Reorganization.
13.
Please confirm that the expense information in the fee tables reflects the current fees.  Disclose in a footnote to the table that other amounts are based on estimated amounts.  It appears the fee waiver is not effective for one year from the effective date of the Registration Statement, please confirm and revise accordingly.  As applicable, disclose that waived fees for the Intrepid Small Cap Fund will not be subject to recoupment after the reorganization; and if the expense ratios are reported on a gross or net basis.  On a supplemental basis, confirm that potential recoupment regarding the Intrepid Capital Fund is reflected in the pro forma line item of the table, and that the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense reimbursement are accurate (for example, consider if the Acquired Fund Fees and Expenses impact the number).  Please ensure that the correct expense limitations are referenced in the filing.

Response:  The expense information in the fee tables reflects current fees.  The fee waivers will only extend until January 31, 2025, and the Funds have removed the waiver information from the fee tables.  The likelihood of recoupment was considered when calculating the pro forma information.  It was determined that recoupment is not likely in the near term. The Funds updated the information in the expense examples to show all of the expense examples based on Total Annual Fund Operating Expenses without any waivers.  See below.
“Fee Tables
The following table shows the Funds’ expense ratios and pro forma expense ratio of the combined Fund as of June 30, 2024 as a percentage of net assets. The two Funds have the same annual management fee of 1.00% (0.80% on assets under management in excess of $500 million), and the same distribution and service (12b-1) fee of 0.25% for Investor Class shares (and no such fee for Institutional Class shares). They differ only in the amount of “other expenses” that they incur.
	Investor Class Total Annual Fund Operating Expenses	Institutional Class Total Annual Fund Operating Expenses
Intrepid Small Cap Fund	2.02%	1.77%
Intrepid Capital Fund	1.98%	1.78%
Intrepid Capital Fund Pro Forma Combined	1.82%	1.59%
The purpose of the tables below is to assist an investor in understanding the various costs and expenses that a shareholder bears directly and indirectly from an investment in the Funds. They compare the annual fund operating expenses, expressed as a percentage of net (“expense ratios”), of the Funds with the estimated (pro forma) expense ratio of the Intrepid Capital Fund assuming completion of the Reorganization. The tables allow you to compare the expenses of each Fund and estimates for the pro forma combined Fund in its first year following the Reorganization.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None
Redemption Fee(1)(as a percentage of amount redeemed on shares held for 30 days or less)	2.00%
Exchange Fee (as a percentage of amount exchanged on shares held for 30 days or less)	2.00%

(1)	The redemption fee for the Intrepid Small Cap Fund is waived in light of the proposed Reorganization.
Investor Class
	Intrepid Small Cap Fund	Intrepid Capital Fund	Intrepid Capital Fund Pro Forma Combined
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses(1)	0.77%	0.73%	0.57%
Total Annual Fund Operating Expenses(2)	2.02%	1.98%	1.82%
(1)	“Other Expenses” are based on estimated amounts.
(2)
The Adviser has contractually agreed to reduce its fees and/or reimburse the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not exceed certain amounts. However, these expense limitations for the Investor Class shares do not continue past January 31, 2025, and are therefore not reflected in the table above or in the expense examples. It is anticipated that the Adviser will continue the current expense limitation of 1.15% for the Investor Class shares of the Intrepid Capital Fund through January 31, 2026, which expense limitation is higher than the current expense limitation of 1.05% for the Investor Class of the Intrepid Small Cap Fund. On a pro forma basis, the 1.15% waiver results in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of 1.41%, while the lower 1.05% waiver results in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of 1.31%. A Fund may have Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement higher than the expense caps as a result of any sales, distribution and other fees incurred under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act, acquired fund fees and expenses or other expenses (such as taxes, interest, brokerage commissions and extraordinary items), which are excluded from the calculation. Previously waived fees for the Intrepid Small Cap Fund will not be subject to recoupment.

Institutional Class
	Intrepid Small Cap Fund	Intrepid Capital Fund	Intrepid Capital Fund Pro Forma Combined
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses(1)	0.77%	0.78%	0.59%
Total Annual Fund Operating Expenses(2)	1.77%	1.78%	1.59%
(1)	“Other Expenses” are based on estimated amounts.
(2)
The Adviser has contractually agreed to reduce its fees and/or reimburse the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not exceed certain amounts. However, these expense limitations for the Institutional Class shares do not continue past January 31, 2025, and are therefore not reflected in the table above or in the expense examples. It is anticipated that the Adviser will continue the current expense limitation of 1.15% for the Institutional Class shares of the Intrepid Capital Fund through January 31, 2026, which is the same expense limitation for the Institutional Class shares of the Intrepid Small Cap Fund. On a pro forma basis, the 1.15% waiver results in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of 1.16%. A Fund may have Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement higher than the expense caps as a result of any sales, distribution and other fees incurred under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act, acquired fund fees and expenses or other expenses (such as taxes, interest, brokerage commissions and extraordinary items), which are excluded from the calculation. Previously waived fees for the Intrepid Small Cap Fund will not be subject to recoupment.

The projected post-Reorganization pro forma Annual Fund Operating Expenses presented above are based upon numerous material assumptions.  Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense reductions will be achieved, because expenses depend on a variety of factors, including the future level of Fund assets, many of which are beyond the control of the Funds and the Adviser.

Example
The example set forth below is intended to help you compare the cost of investing in the Intrepid Small Cap Fund with the cost of investing in the Intrepid Capital Fund.
The example assumes that you invest $10,000 in the specified Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, that all dividends and other distributions are reinvested and that total operating expenses for each Fund are those shown in the tables above and remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Investor Class
	One Year	Three Years	Five Years	Ten Years
Intrepid Small Cap Fund	$205	$634	$1,088	$2,348
Intrepid Capital Fund	$201	$621	$1,068	$2,306
Intrepid Capital Pro Forma Combined	$185	$573	$985	$2,137

Institutional Class
	One Year	Three Years	Five Years	Ten Years
Intrepid Small Cap Fund	$180	$557	$959	$2,084
Intrepid Capital Fund	$181	$560	$964	$2,095
Intrepid Capital Pro Forma Combined	$162	$502	$866	$1,889
The projected examples presented above are based upon numerous material assumptions.  Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense reductions will be achieved, because expenses depend on a variety of factors, including the future level of Fund assets, many of which are beyond the control of the Funds and the Adviser.”
14.
The filing discloses that the other expenses are expected to decrease.  On a supplemental basis, please explain the reason for this decrease.  Revise the disclosure to refer to shares being issued to shareholders of the Intrepid Small Cap Fund instead of credited.

Response:  This is a result of using current expenses for the estimated expenses and the anticipated increase in assets under management for the combined fund, which results in fixed expenses being spread over larger base.  The disclosure was revised as requested:
“The Plan provides that each shareholder of the Intrepid Small Cap Fund will be issued shares of the Intrepid Capital Fund corresponding to the aggregate NAV of the Intrepid Small Cap Fund shares that the shareholder holds of record at the Effective Time.”
15.
Confirm supplementally that there has been no material change to the information in the capitalization table since March 31, 2024.  Include the total assets in the body of the table or in a note below the table, and ensure the table has footnotes explaining any adjustments.  Please update the capitalization tables as of the most recent practicable date.

Response:  The Funds have updated the capitalization tables as of the most recent practicable date.  See below.
“The capitalization of the Intrepid Small Cap Fund and the Intrepid Capital Fund as of September 30, 2024 and the combined Fund’s pro forma capitalization after giving effect to the Reorganization are set forth in the following table.  The table does not show the actual combined aggregate net assets or number of shares of the Intrepid Capital Fund to be issued in connection with the Reorganization, as this will depend upon the NAV and number of shares outstanding of the Intrepid Small Cap Fund at the Effective Time. The aggregate net assets of the Intrepid Small Cap Fund are $39,114,832, and the aggregate net assets of the Intrepid Capital Fund are $47,415,993.
Investor Class
	Intrepid Small Cap Fund	Intrepid Capital Fund	Pro Forma Adjustments	Pro Forma Combined
Aggregate Net Assets	$23,783,110	$12,515,446	--	$36,298,556
Shares Outstanding	1,460,233	1,025,033	487,940(1)	2,973,206
Net Asset Value Per Share	$16.29	$12.21	--	$12.21

Institutional Class
	Intrepid Small Cap Fund	Intrepid Capital Fund	Pro Forma Adjustments	Pro Forma Combined
Aggregate Net Assets	$15,331,722	$34,900,547	--	$50,232,269
Shares Outstanding	909,630	2,844,621	339,536(1)	4,093,787
Net Asset Value Per Share	$16.85	$12.27	--	$12.27
(1)
The pro forma adjustment to shares outstanding represents the difference between the number of shares of the Intrepid Capital Fund that the Intrepid Small Cap Fund shareholders will receive and the number of Intrepid Small Cap Fund shares outstanding.

16.	Remove any references to the Intrepid Income Fund. And confirm there are no valuation differences between the two Funds.
Response:  The Funds have revised the disclosure accordingly.  There are no material differences in the valuation policies of the Intrepid Small Cap Fund compared to the Intrepid Capital Fund that would reasonably be expected to cause the holdings of the Intrepid Small Cap Fund to receive a materially different valuation when they become holdings of the Intrepid Capital Fund.
17.
With regard to the disclosure on why the Board determined to effect the Reorganization, please enhance the disclosure to elaborate on other alternatives that were considered; to clarify whether the Board consider the impact of the Reorganization on the Intrepid Capital Fund and its shareholders; to clarify if the Board considered factors that might be adverse to the Fund’s shareholders; to clarify what will happen if the Reorganization is not consummated; and to clarify the Trustees conclusions regarding the factors it considered.

Response:  The Funds have revised the disclosure accordingly.  See below.
“The Adviser recommended that the Trustees approve the proposed Plan and Reorganization. Before making this recommendation, the Adviser discussed alternatives for the Intrepid Small Cap Fund with the Trustees, including staying the course, selling the Intrepid Small Cap Fund, and liquidating the Intrepid Small Cap Fund. After assessing each of these alternatives, the Trustees concluded that they did not believe any of the alternatives would provide the Intrepid Small Cap Fund and its shareholders a better outcome than the Reorganization. In the event the Reorganization is not consummated, the Trustees will reconsider the other alternatives.
In making this determination, the Trustees considered the factors discussed below from the point of view of the interests of both Funds and their shareholders.  After careful consideration, the Trustees (including all Trustees who are not “interested persons” of the Funds, the Adviser or its affiliates) determined that the Reorganization would be in the best interests of both Funds and that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganization.  The Trustees have unanimously approved the Plan and the Reorganization.
The Trustees considered, among other things:
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Potential shareholder benefits, including the fact that the pro forma total annual fund operating expenses of the combined Fund is expected to be lower than the current total annual fund operating expenses of the Intrepid Small Cap Fund. The Trustees reviewed the estimated pro forma total annual fund operating expenses, concluding that the Reorganization is expected to lower total annual fund operating expenses for the shareholders of the Intrepid Small Cap Fund and the Intrepid Capital Fund. The Trustees noted that there is an expiring expense limitation for the Investor Class shares of the Intrepid Small Cap Fund that provides for lower net total annual fund operating expenses versus the pro forma combined Fund, but noted that it expires on January 31, 2025, and concluded that the shareholders of the Investor Class shares of the Intrepid Small Cap Fund would still benefit from lower total annual fund operating expense going forward.

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The current asset level of the Funds and the combined pro forma asset level of the combined Fund. The Trustees concluded that by combining with the Intrepid Capital Fund, it is expected that the shareholders of both Funds will experience a decrease in total annual fund operating expenses, with both Funds benefitting from higher asset levels and lower total annual fund operating expenses.

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The historical performance of the Funds. Both Funds have had positive performance, but the performance of the Intrepid Capital Fund has generally been better or comparable to that of the Intrepid Small Cap Fund’s performance over the reported periods. And the Trustees concluded that the Intrepid Small Cap Fund’s shareholders are expected to benefit from both lower total annual fund operating expenses and the potential for improved performance.

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The investment objective and principal investment strategies of the Funds. The Trustees concluded that the Funds have similar investment objectives and principal investment strategies, and that the Reorganization will provide the Intrepid Small Cap Fund’s shareholders with a similar investment opportunity that has lower total annual fund operating expenses.

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The Plan and the terms and conditions of the Reorganization. The Trustees concluded that the terms and conditions of the Reorganization are fair and reasonable for both of the Funds, noting that the Adviser will bear the costs of the Reorganization, which is beneficial for both of the Funds.

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Whether the Reorganization would result in the dilution of shareholders’ interests. The Trustees concluded that the Reorganization is not expected to result in the dilution of shareholders’ interests, ensuring that the shareholders of both of the Funds are protected.

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The fact that no changes in service providers would result from the Reorganization. The Trustees noted that the Funds have the same service providers, and the shareholders of the Intrepid Small Cap Fund will not experience any decrease in the performance level of the service providers as a result of the Reorganization.

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The benefits of the Reorganization to the Adviser, which will benefit from the elimination of separate monitoring and administration of the Intrepid Small Cap Fund. The Trustees concluded that it would be beneficial for the Adviser to be able to concentrate more fully on the growth of the Intrepid Capital Fund, which is expected to have better near-term and long-term prospects for growth.

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The fact that the Intrepid Capital Fund will assume all the liabilities, expenses and obligations of the Intrepid Small Cap Fund. The Trustees concluded that no liabilities, expenses or obligations of the Intrepid Small Cap Fund would be imposed on the shareholders of the Fund.

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The expected federal income tax consequences of the Reorganization. The Trustees concluded that it was beneficial to the shareholders of the Intrepid Small Cap Fund that could be placed in an investment with lower total annual fund operating expenses without negative federal income tax consequences. Namely, it is expected that shareholders generally will not recognize any gain or loss on the exchange of Intrepid Small Cap Fund shares for Intrepid Capital Fund shares for federal income tax purposes as a result of the Reorganization.

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The investors in the Intrepid Small Cap Fund would no longer have an investment focused primarily on small capitalization companies. The Trustees noted that the Intrepid Capital Fund is expected to continue to hold a significant number of small capitalization companies (approximately 32.1% of the portfolio securities of the Intrepid Small Cap Fund are also currently held by the Intrepid Capital Fund), and they concluded that the benefit of both lower total annual fund operating expenses and the potential for improved performance benefits outweighed this factor.

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The expenses of the Reorganization, and the fact that these would be borne by the Adviser, without reimbursement of any such expenses. The Trustees concluded that the fact that the Adviser will bear the costs of the Reorganization is beneficial for both of the Funds.

Also, the Trustees approved the Plan on behalf of the Intrepid Capital Fund.
18.
Revise the disclosure to indicate that a discussion regarding the basis for the Board of Trustees approving the investment advisory agreements with the Adviser is available in the Form N-CSR of the Intrepid Funds for the period ended March 31, 2024.

Response:  The Funds have revised the disclosure accordingly.

19.	Revise the disclosure to include additional detail regarding the distributor and the Rule 12b-1 plan.
Response:  The Funds have revised the disclosure accordingly.  See below.
“Quasar Distributors, LLC, a subsidiary of Foreside Financial Group, LLC, acts as distributor for the Funds under a Distribution Agreement. Its principal business address is 111 E. Kilbourn Avenue, Suite 2200, Milwaukee, Wisconsin 53202. The Distributor sells each Fund’s shares on a best efforts basis. Shares of the Funds are offered continuously.
The Funds have adopted a Service and Distribution Plan (the “12b-1 Plan”). The Plan was adopted in anticipation that the Investor Class shares of the Funds, will benefit from the Plan through increased sale of shares, thereby reducing the expense ratio of each Fund’s Investor Class of shares and providing the Adviser greater flexibility in management. The 12b-1 Plan authorizes payments by each Fund’s Investor Class in connection with the distribution of its shares at an annual rate, as determined from time to time by the Board of Trustees, of up to 0.25% of the average daily net assets of each Fund’s Investor Class of shares. Amounts paid under the 12b-1 Plan by the Investor Class may be spent by a Fund on any activities or expenses primarily intended to result in the sale of Investor Class shares of the Fund, including, but not limited to, advertising, compensation for sales and marketing activities of financial institutions and others such as dealers and distributors, shareholder account servicing, the printing and mailing of prospectuses to other than current shareholders and the printing and mailing of sales literature. To the extent any activity is one that a Fund may finance without a plan pursuant to Rule 12b‑1, the Fund may also make payments to finance such activity outside of the 12b-1 Plan and not subject to its limitations.
The 12b-1 Plan may be terminated by a Fund at any time by a vote of the Trustees who are not interested persons of the Funds and who have no direct or indirect financial interest in the 12b-1 Plan or any agreement related thereto (the “Rule 12b‑1 Trustees”) or by a vote of a majority of the outstanding shares of the Fund. Any change in the 12b-1 Plan that would materially increase the distribution expenses of a Fund provided for in the 12b-1 Plan requires the approval of the Board of Trustees, including the Rule 12b‑1 Trustees, and a majority of the Fund’s outstanding shares.
While the 12b-1 Plan is in effect, the selection and nomination of trustees who are not interested persons of the Funds will be committed to the discretion of the Trustees who are not interested persons of the Funds. The Board of Trustees of the Funds must review the amount and purposes of expenditures pursuant to the 12b-1 Plan quarterly as reported to it by the Distributor or officers of the Funds. The 12b-1 Plan will continue in effect for as long as its continuance is specifically approved at least annually by the Board of Trustees, including the Rule 12b‑1 Trustees.”

20.	On the signature page, include the title Principal Executive Officer and Principal Financial Officer.
Response:  The Funds will revise the signature page as requested.
Sincerely,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

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